SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of March, 2012

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Directorate Change

28 March 2012

AVIVA ANNOUNCES BOARD CHANGE

Aviva plc ("Aviva" or the "Company") announces that Leslie Van de Walle, an independent non-executive director, has informed the Board of his intention to step down as a non-executive director of the Company with effect from 2nd May 2012 and he will not seek re-election as a director at the Company's Annual General Meeting on 3rd May 2012.

This disclosure is made pursuant to paragraph 9.6.11 of the Listing Rules.

Lord Sharman of Redlynch, chairman of Aviva, said:
"I would like to thank Leslie for his significant contribution while a member of the Aviva Board. Leslie's wealth of experience and international perspective made him a valued member of the Board and we wish him well for the future."

Leslie Van de Walle said:
"It has been a privilege to serve on the Board of Aviva and I wish the Company continued success over the coming years."

Enquiries:

Kirsty Cooper
Group General Counsel and Company Secretary                 +44 (0)20 7662 6646

Russell Tullo
Deputy Group Company Secretary                                        +44 (0)20 7662 0519

Notes to editors:

• Leslie Van de Walle was appointed to the Board in May 2009. He is currently chairman of SIG plc and non-executive director of DCC plc and La Seda de Barcelona, S.A.

• Aviva provides 43 million customers with insurance, savings and investment products.

• We are the UK's largest insurer and one of Europe's leading providers of life and general insurance.

• We combine strong life insurance, general insurance and asset management businesses under one powerful brand.

• We are committed to serving our customers well in order to build a stronger, sustainable business, which makes a positive contribution to society, and for which our people are proud to work.

• The Aviva media centre at www.aviva.com/mediaincludes images, company and product information and a news release archive.

• For broadcast-standard video, please visit http://www.aviva.com/media/video/.

• Follow us on twitter: www.twitter.com/avivaplc

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 28 March, 2012
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary